Mail Stop 7010

August 18, 2005

Via U.S. mail and facsimile

Parrish Medley, Chief Executive Officer
Davi Skin, Inc.
301 North Canon Drive, Suite #328
Beverly Hills, CA  90210

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		Form 10-QSB for the period ended March 31, 2005
			File No. 0-32843


Dear Mr. Medley:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the year ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1. Description of Business, page 3
2. Please expand your disclosure to include information regarding the sources and availability of your raw materials. In addition, please include a discussion of any material agreements you have entered into with suppliers. Refer to Item 101(b)(5) of Regulation S-B.
3. You disclosed on page 11 that you have a contract with a formulator to create a series of skin creme products. Please expand your disclosure to include a discussion regarding the significant terms of the contract.

Item 5. Market for Common Equity and Related Stockholder Matters, page 9
4. Your disclosure does not appear to have given retroactive effect for the 500 for 1 reverse stock split, which occurred in June
2004.
Please revise your disclosure.

Report of Independent Registered Public Accounting Firm, page F-1
5. The independent auditor`s report included in your filing is not signed by your auditor. Please obtain from your auditor a signed audit report and file an amended Form 10-KSB to include this. In doing so, please ensure you update your signature page and include updated certifications in your amendment.
6. Your independent accountant, Smith & Company, is duly registered and in good standing to practice in Utah. However, Smith & Company does not appear to be currently licensed in Nevada where you are incorporated. We remind you, that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of S-X. Please also tell us what consideration you gave to Nevada state laws governing audits of
Nevada companies performed by accountants from other states.


Financial Statements

Statements of Operations, page F-3
7. Your disclosure on page F-7 indicates that the effect of common stock equivalents in the current year would have had an anti-dilutive effect on EPS in the current year. However, it appears as though these common stock equivalents were included in the diluted weighted average common shares outstanding used in the calculation of dilution loss per common share included in your statements of operations. If the common stock equivalents that had an anti-dilutive effect on EPS were in fact included in your diluted loss per common share calculation, please revise your calculation and file an amended Form
10-KSB.

Statement of Stockholders` Equity, page F-4
8. You have reflected the deficit in stockholders` equity which resulted from the operations of MW Medical as an adjustment to additional paid-in capital, rather than in accumulated deficit during development stage. Please amend your filing on Form 10-KSB for the year ended December 31, 2004 and your subsequent Forms 10-QSB to reflect this change.

Statements of Cash Flows, page F-5
9. You have included cash received from notes payable in operating activities, rather than in financing activities. Please amend your filing on Form 10-KSB and your subsequent Forms 10-QSB to reflect this change. Refer to paragraphs 18 to 20 of SFAS 95.

1. Description of the business, history and summary of significant policies, page F-6

Earnings (loss) per share, page F-7
10. Please expand your disclosure to include a reconciliation regarding the computation of the numerators and the denominators of the basic and diluted per-share net loss information. Refer to paragraph 40(a) of SFAS 128.
11. You disclosed that common stock equivalents were excluded from your calculation of diluted loss per share. Please expand your disclosure to include separately by type of security the number of securities that were not included in the calculation of diluted EPS because they would have had an antidilutive effect. Refer to paragraph 40(c) of SFAS 128.

Stock-based compensation, page F-8
12. You disclosed on page 10 that you issued options to purchase 435,000 shares of your common stock to five employees and consultants during the third quarter. However, you state in this footnote that for the period from March 21, 2004 (date of inception) through December 31, 2004, you did not grant stock options or warrants to employees. Please make the necessary adjustments to your disclosure to clarify this apparent inconsistency.
13. You disclosed on pages 10 and F-10 that you issued 435,000 stock options to consultants and five of your employees. Your disclosure on page F-10 indicates that 415,000 of these options were issued with an exercise price of $0.50 and the remaining 20,000 options were issued with an exercise price of $1.00. Please expand you disclosure to include the following:
* the grant date,
* the number of shares issued to employees,
* the number of shares issued to non-employees,
* the vesting period for each option grant, and
* the amounts, if any, recorded as expense and the line items affected in your financial statements.
Please tell us the assumptions you used in determining the expense recorded, and those used in determining the exercise price of each option grant. Please also include in your response the consideration you gave to the 300,000 shares of common stock, also issued during the third quarter, in determining the stock option issuance price for the grants issued above.
14. Please expand your disclosure to include information relating to your stock options required by paragraphs 45 through 48 of SFAS 123(R) as amended by SFAS 148.

6. Capital Stock Transactions, page F-9
15. You disclosed that you issued 300,000 shares of common stock to three individuals based on their consulting service contracts and that the value of these services were $2,634,375. However, based on your statement of stockholders` equity, it appears as though the common stock was issued for $3,675,915. Please expand your disclosure to include additional information regarding the apparent
$1,041,540 discrepancy.




Form 10-QSB for the period ended March 31, 2005

Comments applicable to your overall filing
16. Please address the comments above in your interim Forms 10-QSB as well.

Financial Statements

Statements of Operations, page F-2
17. Please revise your statements of operations to include the diluted loss per common share and the diluted weighted average common shares outstanding. If you basic and diluted loss per common share and diluted weighted average common shares outstanding are the identical, please revise your statements of operations to present as such. Refer to paragraph 38 of SFAS 128.

Statements of Cash Flows, page F-3
18. You have included transactions associated with changes in your certificate of deposit as operating activities, rather than investing activities. Please amend your filing on Form 10-QSB for the period ended March 31, 2005 to reflect this change. Refer to SFAS 95.

Notes to Financial Statements

4. Stock Activity, page F-7
19. You disclosed here and in Item 2 that you raised approximately $1.8 million, net of issuance costs relating to two separate offerings. You further disclose that in each of these offerings, funds were raised by selling units, in which each unit consisted of two shares of your common stock and one warrant to purchase an additional share of your common stock at $4.50, exercisable for 24 months. For each of these offerings, please expand your disclosure to include the following:
* the date of each offering,
* the number of units sold in each offering,
* the price paid for each unit,
* the value of your common stock at the date of each of the offerings, and
* the vesting period of the warrants.
Please tell us how the above transactions will be reflected in your financial statements for the period ended June 30, 2005, including the specific line items affected.

*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Parrish Medley
Davi Skin, Inc.
August 18, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE